Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

August 26, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER EXPANDS MOLYBDENUM DISCOVERY AT MAPIMI

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that the molybdenum (Mo) - rich skarn mineralization being evaluated at the Bull’s-Eye Zone on the Mapimi Project, Durango, Mexico, has been expanded to an area in excess of 250 metres in diameter. Highlights include 186.22 metres assaying 0.044% molybdenum in drill hole SK08-048, including a higher grade section of 0.148% Mo over 29.40 metres (previously reported); 97.25 metres assaying 0.034% Mo, including 0.061% Mo over 15.50 metres in hole SK08-046; 0.029% Mo over 97.20 metres, including 6.85 metres of 0.093% Mo in hole SK08-047; and 205.70 metres averaging 0.024% Mo in hole SK08-038.

In addition, follow-up drilling in the North Zone has extended base metal veins of a carbonate replacement style for 600 metres. Both the Bull’s-Eye and North Zone discoveries are buried and, together with the well-defined La Gloria Ag-Pb-Zn Zone, are interpreted to represent different components of the same mineralizing system that is approximately five kilometres long. Metal zoning is evident across this area and the potential for additional zones is excellent.

The Bull’s-Eye Zone is defined by a 2,000 by 800 metre induced polarization (IP) anomaly with a magnetic ‘high’ near its centre. The newly discovered Mo skarn zone coincides with the magnetic high and consists of calc-silicate hornfels and garnet-magnetite skarn alteration visible on surface over an area of approximately 500 by 800 metres, and hosted within calcareous siltstones of the Caracol Formation. Within the skarn, molybdenite mineralization occurs in at least two sets of quartz veins and veinlets that appear to strike approximately northeast-southwest and dip steeply to the northwest and southeast. The Mo skarn is interpreted to sit over top of a buried intrusive body, however no intrusive rocks have been observed in the drilling here to date, including the final core hole SK08-060 which was drilled to a vertical depth of 371 metres.

To date, seven holes have been drilled into the Mo zone, at different azimuths and dips, to define a minimum size of 250 metre diameter. The zone appears to start at a depth of approximately 40 metres and most holes contain variably mineralized and skarn altered sediments for almost their entire length, some bottoming in mineralization. The Mo zone is open to the west, south and southeast, and to depth.

Silver-gold-lead-zinc+copper mineralization is locally observed at surface within the Bull’s-Eye Area and was the initial target here. The drilling to date has shown that this style of mineralization occurs in massive sulphide veins that are peripheral to the molybdenite veins, both vertically and laterally. The two types of mineralization are mutually exclusive as can be seen in Table 1 below.

A good example of the metal zonation in the Bull’s-Eye Zone is seen in hole SK08-050 which intersected 409g/t silver, 0.93g/t gold, 0.30% copper, 5.01% lead and 6.35% zinc over 0.52 metres and 198g/t silver, 0.16g/t gold, 0.24% copper, 6.63% lead, and 1.55% zinc over 1.29 metres in veins before passing into 140.6 metres assaying 0.024% molybdenum at 105.6 metres down-hole. Drill holes SK08-039 to 044 and

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

SK08-049 also tested base metal-silver targets within the Bull’s-Eye zone. Assay values of significance are noted in Table 1 below.

Table 1: Bull’s-Eye Zone

Hole No.	From (m)	To (m)	Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Mo %

SK08-038	45.16	250.86	205.70	n.s.r.	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.024

SK08-039	34.40	34.72	0.32	0.08	27	0.021	0.365	0.248	n.s.r.

SK08-040	79.00	81.02	2.02	0.02	15	0.015	0.460	2.360	n.s.r.

SK08-041	127.06	127.45	0.39	0.18	295	0.038	3.950	2.000	n.s.r.
and	173.65	174.20	0.55	0.11	14	0.139	2.590	6.820	n.s.r.

SK08-042	156.90	166.90	10.00	n.s.r.	4	n.s.r.	n.s.r.	1.362	n.s.r.

SK08-043	135.80	136.17	0.37	0.15	86	0.020	0.790	0.820	n.s.r.

SK08-044	39.20	39.80	0.60	0.06	38	0.021	0.500	0.984	n.s.r.

SK08-046	43.50	141.10	97.25	n.s.r.	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.034
including	72.00	87.50	15.50	n.s.r.	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.061

SK08-047	37.00	38.00	1.00	0.01	18	0.030	0.450	0.420	n.s.r.
and	63.30	160.50	97.20	n.s.r.	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.029
including	111.85	118.70	6.85	n.s.r.	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.093

SK08-048	8.90	9.04	0.14	0.14	32	0.070	0.962	1.460	n.s.r.
and	42.08	226.30	184.22	n.s.r.	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.044
including	174.90	204.30	29.40	n.s.r.	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.148

SK08-049	25.98	26.85	0.87	0.07	46	0.051	0.150	1.770	n.s.r.

SK08-050	39.13	39.65	0.52	0.93	409	0.303	5.010	6.350	n.s.r.
and	84.36	85.65	1.29	0.16	198	0.238	6.630	1.550	n.s.r.
and	105.60	246.20	140.60	n.s.r.	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.024

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

SK08-051	31.00	208.50	177.50	n.s.r.	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.025

SK08-060	98.00	159.60	61.60	n.s.r.	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.024
and	186.21	196.50	10.29	n.s.r.	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.065

Note: n.s.r. indicates no significant results

In the North Zone, holes SK08-051 to 059 were drilled to follow up on the results of SK08-036 and 037 (see news-release of May 27, 2008 and Table 2 below), to test the potential size and continuity of the North Zone mineralization. In the core part of the North Zone (SK08-036 area) continuity of the mineralized garnet skarn zone mapped on surface has been demonstrated across 600 metres to the southwest through a series of drill holes. Mineralization is dominated by zinc with lesser amounts of lead, copper, gold and silver, and occurs in altered rhyolite sills, skarn altered limestone/marble, and in carbonate veinlets within the limestone/marble. Highlights (see Table 2) include the previously reported 2.14 metres of 2.98% zinc and 0.41% lead in hole SK08-036, 0.30 metres of 0.18% copper, 0.34% lead and 2.15% zinc in SK08-054 and 2.0 metres assaying 0.15% copper and 3.50% zinc in SK08-058. The recent drilling at the North Zone has helped to understand the orientation and controls on mineralization such that future drilling can look for higher grade and wider zones at depth in the most favourable geological settings.

Table 2: North Zone

Hole No.	From (m)	To (m)	Width (m)	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm

SK07-036	105.00	107.14	2.14	0.41	48	n.s.r.	0.412	2.983

SK08-037	46.30	53.70	7.40	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.447
and	66.20	69.70	3.50	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.447

SK08-054	231.40	231.70	0.30	0.081	39	0.183	0.344	2.150

SK08-055	28.50	30.10	1.60	0.017	4	0.003	0.012	1.230

SK08-056	24.20	27.55	3.35	0.520	5	0.003	0.049	0.244

SK08-057	103.05	112.75	9.70	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.653

SK08-058	27.65	29.65	2.00	0.026	5	0.148	0.026	3.500
and	60.50	69.90	9.40	n.s.r.	n.s.r.	n.s.r.	n.s.r.	0.130

Note: n.s.r. indicates no significant results

The phase II drilling at Mapimi was conducted by BDW Drilling of Guadalajara, Mexico. The Company’s QA/QC program includes the regular insertion of blanks and standards into the sample shipments, plus ISO certified laboratory checks. Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

C.V., is designated as the Qualified Person for the Mapimi Project under the meaning of NI 43-101 and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.